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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Grill Concepts, Inc.
(Name of Issuer)
Common Stock, $0.00004 par value per share
(Title of Class of Securities)
398502104
(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth St., Suite 4000
Los Angeles, CA 90071-2007
(213) 485-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

SCHEDULE 13D

CUSIP No.	398502104	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Eaturna LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D

CUSIP No.	398502104	Page	3	of	12

1	NAMES OF REPORTING PERSONS: Eaturna Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D

CUSIP No.	398502104	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Good Tasting LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		153,306 shares (including warrants to purchase 39,746 shares)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		153,306 shares (including warrants to purchase 39,746 shares)

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,077,179 shares (including warrants to purchase 39,746 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D

CUSIP No.	398502104	Page	5	of	12

1	NAMES OF REPORTING PERSONS: Tuscany Oaks Partners I LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		267,300 shares (including warrants to purchase 69,300 shares)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		267,300 shares (including warrants to purchase 69,300 shares)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

267,300 shares (including warrants to purchase 69,300 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D

CUSIP No.	398502104	Page	6	of	12

1	NAMES OF REPORTING PERSONS: Lori A. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,077,179 shares (including warrants to purchase 39,746 shares)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

1,077,179 shares (including warrants to purchase 39,746 shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,077,179 shares (including warrants to purchase 39,746 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13D

CUSIP No.	398502104	Page	7	of	12

1	NAMES OF REPORTING PERSONS: Michael R. Milken (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,077,179 shares (including warrants to purchase 39,746 shares)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

1,077,179 shares (including warrants to purchase 39,746 shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,077,179 shares (including warrants to purchase 39,746 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) See Item 5 below

SCHEDULE 13D

CUSIP No.	398502104	Page	8	of	12

1	NAMES OF REPORTING PERSONS: Robert M. Fell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		267,300 shares (including warrants to purchase 69,300 shares)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

267,300 shares (including warrants to purchase 69,300 shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

267,300 shares (including warrants to purchase 69,300 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

          This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relating to Grill Concepts, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2007, as amended (the “Schedule 13D”). The Schedule 13D is filed with respect to the shares of Common Stock of the Company (the “Shares”).
          Capitalized terms used and not defined herein have the same meanings as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
          The information in this Item 3 is amended and supplemented by adding the following thereto:
          On July 16, 2007, Good Tasting purchased an aggregate of 113,560 Shares and Warrants to purchase 39,746 Shares and Tuscany Oaks purchased an aggregate of 198,000 Shares and Warrants to purchase 69,300 Shares. Good Tasting and Tuscany Oaks obtained the funds to make such purchases as described in Amendment No. 3 to Schedule 13D.
Item 5. Interest in Securities of the Issuer.
          The information in this Item 5 is amended and supplemented by adding the following thereto:
          On July 16, 2007, Tuscany Oaks acquired 198,000 Shares and Warrants to purchase 69,300 Shares, which represent 3.1% of the outstanding Shares (assuming the exercise of such Warrants).
          On July 16, 2007, Good Tasting acquired 113,560 Shares and Warrants to purchase 39,746 Shares, which represent 1.8% of the outstanding Shares (assuming the exercise of such Warrants). The Shares and Warrants that Ms. Milken and Good Tasting may be deemed to beneficially own represent approximately 12.6% of the outstanding Shares (assuming exercise of such Warrants). The percentage ownership of the Shares held by Eaturna represents 10.8% of the outstanding Shares.
          The terms of such purchases and the beneficial ownership of such Shares and Warrants are as set forth in Amendment No. 3 to Schedule 13D.
          The percentage ownership of Shares is calculated in this Schedule 13D assuming 8,532,950 Shares are outstanding (including 2,000,000 Shares issued by the Company on July 16, 2007) plus, for each Reporting Person which beneficially holds Warrants, the number of Shares issuable upon exercise of the Warrants beneficially owned by such Reporting Person.
          Except as described in this Amendment No. 4 or previously reported in this Schedule 13D, none of the Reporting Persons, nor any of the persons named in Item 2 to the Schedule 13D, has effected any transactions in the Shares (or the Warrants) during the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.
Item 7. Material Exhibits to be Filed.

Exhibit 1	Joint Filing Agreement dated as of July 5, 2007 (incorporated by reference to Exhibit 1 to Amendment No. 3 to this Schedule 13D).
[Signature Pages Follow]

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 16, 2007	EATURNA LLC, a Delaware limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron
Its: Secretary

Dated: July 16, 2007	EATURNA HOLDINGS LLC, a California limited liability company
/s/ Ralph Finerman
By: Ralph Finerman
Its: Manager

Dated: July 16, 2007	GOOD TASTING LLC, A Delaware limited liability company
/s/ Ralph Finerman
By: Ralph Finerman
Its: Manager

Dated: July 16, 2007	/s/ Lori A. Milken
Lori A. Milken,
an individual

Dated: July 16, 2007	/s/ Michael R. Milken
Michael R. Milken,
an individual

Dated: July 16, 2007	TUSCANY OAKS PARTNERS I LLC, a Delaware limited liability company
/s/ Robert M. Fell
By: Robert M. Fell
Its: Manager

Dated: July 16, 2007	/s/ Robert M. Fell
Robert M. Fell,
an individual